Via Facsimile and U.S. Mail
Mail Stop 6010

August 18, 2006

Michael Garone
Interim President, Interim Chief Executive
Officer and Chief Financial Officer
Astralis LTD
75 Passaic Avenue
Fairfield, NJ 07004

Dear Mr. Garone:

      The staff has received a SECPS letter from L J Soldinger Associates LLC notifying the Chief Accountant of the Commission that the registrant's client- auditor relationship with L J Soldinger Associates LLC has ceased. This letter is to inform you that the company should file the Item 4 Form 8-K immediately. The filing was due on the fifth day following the date the relationship with L J Soldinger Associates LLC ceased.

      Item 304 of Regulation S-B describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

      If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant